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                                   EXHIBIT 2

                                 July 11, 1995

Board of Directors
MESA Inc.
1400 Williams Square West
5205 N. O'Connor Boulevard
Irvine, Texas 75039-3746

Dear Fellow Directors of MESA Inc.:

     We are writing you to express concern regarding a number of issues related to the Board of Directors meeting held on Thursday, July 6, 1995. During the meeting management presented the Board with a proposal to authorize management and Lehman Brothers to begin soliciting proposals for the purchase of all of MESA's assets, operations and liabilities, as well as for the Hugoton Field segment, from a large group of qualified buyers and merger candidates. The only written material which was provided in support of the proposal was a brief 5-page summary by Lehman Brothers. We believe this analysis is woefully inadequate and did not provide a proper foundation on which the Board could have made an informed decision. We offer the following points for your consideration:

     1. Lehman Brothers should not just review alternatives presented to the Company, but should actively develop alternatives for the Board's consideration that are designed to maximize shareholder value;

     2. Lehman Brothers should analyze the alternatives and provide the Board with an indication of the potential range of values for each alternative. The alternatives should include, among others, a sale of the Company for cash, a merger of the Company, a recapitalization involving an equity infusion, and combinations thereof combined with partial asset sales. This analysis should also include the estimated costs associated with refinancings and other actions that would accompany each of the alternatives; and

     3. Lehman Brothers should provide the Board with a list of potential interested parties to be contacted with respect to each of the alternatives.
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     As discussed at the meeting, the Board should be kept fully informed of contacts made and received with an update and status report prepared weekly by the Lehman Brothers. The process followed by the Board should be exhaustively documented in light of the intense scrutiny by our shareholders and the recent purported class action litigation filed against the Company and certain of its Directors. As agreed to at the meeting, the Board should approve the fee arrangements with Lehman Brothers.

     As you know, on June 26, 1995, the Wall Street Journal published a letter from Boone Pickens as Chairman and CEO of MESA which contained the following statement:

          "While David is quoted advocating that MESA begin a review of merger or sell-out possibilities, MESA's Board rejected that proposal."

     This statement by the Chairman of the Board remains uncorrected in the public record and creates the impression that the Board has already dismissed the alternatives that the Company now says will be reviewed. We believe that it is incumbent upon the Board to promptly correct this false and misleading statement by issuance of a public press release to the effect that the Board had not, in fact, voted on such matters until July 6, 1995, at which time the Board approved the review of all alternatives including a sale of the Company or merger or the other business combination.

     On July 7, the day following the meeting in which the Board approved a review of all alternatives, the Chairman is quoted by Reuter's as follows:

          "If he is able to complete the restructuring, Pickens said he looks forward to running MESA as a trimmed down exploration and production company. MESA has surveyed eight wells in the Gulf of Mexico since June, where it controls 200,000 acres. The Company also has identified a hundred potential drilling locations in its West Panhandle Field, he said. "We'd be up and running real quick" he said."

     This statement is a continuation of a pattern designed to undermine the process approved by the Board. By touting this one alternative, the Chairman sends a discouraging message to potential buyers and merger partners, as well as to our stockholders; namely, that the Chairman has a clear bias against transactions involving a change in control and that the Company is favoring one particular alternative and is not prepared to fairly consider all alternatives. This message is certain to have a chilling effect on potential buyers and merger partners. We urge the Board to assert control over the process to ensure the Company's shareholders a full and fair review of all alternatives for maximizing shareholder value. The Board's fiduciary obligations in this regard are heightened by the lack of an independent committee of the Board, with independent legal and financial advisors, to conduct such oversight.

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     Since we did not have an opportunity to review the shareholder rights plan prior to the meeting, our comments are still preliminary. In order to properly assess the impact of the "poison pill", we request the following additional data:

          1. With respect to the requirement that any cash offer be fully financed, an analysis by Lehman Brothers of the likely cost of obtaining such financing commitments and a review of the percentage of cash tender offers in non-negotiated transactions during the last 5 years that were, in fact, fully financed through the payment of commitment fees. Lehman's analysis should include an affirmative statement as to whether inclusion of this provision is more likely than not to promote the bidding process and result in a higher value being received by all shareholders;

          2. With respect to the 75% threshold requirement in order for an offer to be a "Permitted Offer," an analysis by Lehman Brothers of the practical application of this exception considering the impact of existing ownership by "continuing directors." For example, since the Board beneficially owns 12.2% of the stock, a bidder would be required to purchase over 85% of all other shares in order to meet this test;

          3. With respect to the definition of "Acquiring Person", since the Board already owns 12.2% of the stock, does the poison pill limit the ability of existing directors to purchase additional shares individually or as a group?

          4. With respect to the definition of "Beneficial Owner", an analysis by Baker & Botts of (i) the precedent for including within the definition of beneficial ownership proxies given pursuant to a solicitation exempted by the Exchange Act; (ii) similar provisions in any poison pills adopted during the last 5 years; and (iii) the effect
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          of the poison pill on a shareholder's ability to call a special meeting of shareholders (timing, cost, etc.);

          5. An analysis of the cost of adopting the poison pill, including the fees for the Company's lawyers, financial advisors and the rights agent, and printing and mailing costs; and

          6. Copies of all correspondence with the New York Stock Exchange and the Securities and Exchange Commission regarding the poison pill and a copy of the legal opinion prepared by Baker & Botts which we assume was delivered to the Company regarding the poison pill.

     We believe that once these additional analyses are presented, the Board will find that the Company's poison pill is unreasonable in a number of material respects and may, in fact, deter the development of alternatives to maximize shareholder value. We request that the Board reconvene as proposed by the Chairman and counsel to the Company to further discuss (i) the additional analyses to be provided by Lehman Brothers, management and legal counsel; (ii) the Chairman's public statements regarding the Board's deliberations and

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process; and (iii) the provisions of the poison pill.  As fiduciaries, we must each be concerned with our legal liability as Directors and be assured that we are making informed business judgements on behalf of all the shareholders.

                                         Yours Truly,


                                         /s/ David H. Batchelder
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                                         David H. Batchelder



                                         /s/ Dorn Parkinson
                                         -----------------------
                                         Dorn Parkinson


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